MASTERWORKS

$500 Minimum: Yayoi Kusama (25.1% | 1.35 | $1,177,000)

Recently Sold Paintings[1]

 **Albert Oehlen**	 **George Condo**	 **Sam Gilliam**
Annualized Net Return	Annualized Net Return	Annualized Net Return
33.7% 354 days held	**31.7%** 532 days held	**33.1%** 791 days held



Invest with just $500!

YAYOI KUSAMA



Price Appreciation of Similar Works

25.1%*

Market Risk-Adjusted Appreciation

1.35	vs.	**0.48**	vs.	**0.55**
Kusama's Market		**All Art Market**		**S&P 500**

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Investments are often compared through risk-adjusted appreciation, which is measured using the appreciation

rate as well as the volatility of that investment. This is typically referred to as a "Sharpe Ratio." Volatility represents how likely you are to achieve an appreciation rate in the future, based on historical data. Higher volatility generally means more risk, and lower volatility generally means less risk.

Risk-Adjusted Appreciation: Reflects the average annualized artist market appreciation or depreciation of repeat sales at public auction for a specific artist (paintings only) minus the risk-free rate, divided by the volatility (as measured by standard deviation) of those returns in that artist's market. For any particular artist market, this reflects a time range of the earliest purchase price date for all repeat sales, ending on the last sale date for that artist for their repeat sales.

All-Art: Reflects the average of the annual returns (between 1995 - 2021 annualized) minus the risk-free rate, divided by the volatility (as measured by standard deviation) of those returns. The Masterworks Repeat-Sale Pair Index of All Art is calculated using Standard & Poor's CoreLogic Case-Shiller Home Price Indices Methodology.

S&P: Reflects the average of the annual returns (between 1995 - 2021 annualized) minus the risk-free rate divided by the volatility (as measured by standard deviation) of those returns.

Sources: Masterworks internal analysis. Bloomberg - S&P 500 is represented by SPXT Index. Risk Free rate uses the 25-year monthly average of the 3-month Treasury Bill, per FRED.

*The set of similar sales comprise paintings by Yayoi Kusama with the following criteria: "Infinity Net" paintings created between 1995 and 2022, which measure between 15 inches by 15 inches and 55 inches by 55 inches, and to the best of our ability to determine, employ a predominantly red color palette. Where the buyer's premium was unavailable due to incomplete data, the respective auction house's buyer's premium rates for 2022 were applied. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate.

1. In total since inception, Masterworks has sold six paintings from its collection with a net annualized IRR of 29.03%, net of fees and expenses.